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                                                      Taubman Centers, Inc.
                                                      200 East Long Lake
                                                      Bloomfield Hills, MI 48304
                                                      (248) 258-6800


CONTACT: Barbara K. Baker (Investors)
                  (248) 258-7367

                  Karen Mac Donald (Media)
                  (248) 258-7469
                  www.taubman.com





TAUBMAN ACQUIRES ADDITIONAL INTEREST IN MACARTHUR CENTER


         BLOOMFIELD HILLS, Mich., July 10, 2003 - - Taubman Centers, Inc. (NYSE:TCO) today announced it has acquired an additional 25 percent interest in MacArthur Center (Norfolk, VA) from Norfolk Place LP, a partnership controlled by Alexius Conroy of Fairfield, Connecticut, increasing its ownership in the center to 95 percent. Conroy will retain a five percent interest in the property. The $45.4 million of consideration consists of $4.87 million in cash, 190,909 Taubman operating partnership units valued at $27.50 per unit and $35.3 million of beneficial interest in debt attributable to this interest that encumbers the center. The transaction is expected to be approximately one-cent accretive to Taubman Centers Funds from Operations per share during the twelve months following closing.
         "We are pleased to have an opportunity to increase our ownership interest in MacArthur Center at an attractive price," said Robert S. Taubman, chairman, president and chief executive officer of Taubman Centers. "We welcome Alex Conroy, a savvy real estate investor and developer who we have known for many years, as a new partner in the company."
         "By exchanging a substantial interest in the very successful MacArthur Center property into Taubman units, I will be able to participate more broadly in Taubman's exceptional portfolio of retail properties," said Conroy.
         "This transaction reflects my belief that Taubman is the leading developer and manager of premier regional shopping centers in the country. While others accumulate endless square feet of product, no other company has the heritage of refined and sophisticated skills that is necessary to create, assemble, and manage retail environments with the highest productivity in the industry."

                                     -more-

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Taubman Centers/2

         MacArthur Center, which opened its doors in March, 1999, was developed by Taubman and Conroy. Noted for bringing an impressive number of "firsts" to Hampton Roads shoppers, the 937,000 square foot center is anchored by Nordstrom and Dillard's. Located in historic downtown Norfolk, its website is WWW.SHOPMACARTHUR.COM.
         Taubman Centers, Inc., a real estate investment trust, owns and/or manages 30 urban and suburban regional and super regional shopping centers in 13 states. In addition, Stony Point Fashion Park is under construction and will open September 18, 2003, and Northlake Mall (Charlotte, N.C.) will begin construction later this year and will open fall 2005. Taubman Centers is headquartered in Bloomfield Hills, Mich.

         This press release contains forward-looking statements within the meaning of the Securities Act of 1933 as amended. These statements reflect management's current views with respect to future events and financial performance. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to changes in general economic and real estate conditions, changes in the interest rate environment, the availability of financing, and adverse changes in the retail industry. Other risks and uncertainties are discussed in the Company's filings with the Securities and Exchange Commission including its most recent Annual Report on Form 10-K.


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